Exhibit 21.1

Subsidiaries of the Registrant	Jurisdiction of Incorporation

Ancestry.com Australia Pty Ltd	Australia

Ancestry.com France SARL	France

Ancestry.com Italia S.r.l.	Italy

Ancestry.com Operations Inc.	Delaware, United States

Ancestry.com UK Limited	United Kingdom

Ancestry.com UK (Commerce) Limited	United Kingdom

Generations Information Technology (Beijing) Co., Ltd.	People’s Republic of China

InfoRich (Hong Kong) Limited	Hong Kong

TGN Services, LLC	Delaware, United States

Ancestry.com Deutschland GmbH	Germany

The Generations Network (Canada) Inc.	Canada

42010523 Canada Inc.	Canada